Exhibit (a) (13)

IN THE CIRCUIT COURT FOR BALTIMORE CITY

STATE OF MARYLAND

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ELIZABETH JUDD,	:
c/o Shiffrin Barroway Topaz & Kessler, LLP	:
280 King of Prussia Road	:	Case No.:
Radnor, PA 19087	:
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Plaintiff,	:
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v.	:
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LONGS DRUG STORES CORPORATION,	:
WARREN F. BRYANT, STEVEN F.	:

MCCANN, BRUCE E. SCHWALLIE,

WILLIAM J. RAINEY, MURRAY H.

DASHE, MARY S. METZ, DONNA A.

TANOUE, LEROY T. BARNES, JR.,

EVELYN S. DILSAVER, and ANTHONY G.

WAGNER,

300 E. Lombard Street

Baltimore, Maryland 21202

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Serve on:	:
The Corporation Trust, Inc.	:
300 E. Lombard Street	:
Baltimore, Maryland 21202	:
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Defendants.	:
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CLASS ACTION COMPLAINT

Plaintiff Elizabeth Judd, by the undersigned attorneys, alleges upon information and belief, except as to paragraph 2 which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action which seeks injunctive relief in connection with a proposed acquisition of Longs Drug Stores Corporation (“Longs” or the “Company”) by CVS Caremark Corporation (“CVS”), announced on August 12, 2008 (the “Acquisition”). As alleged herein, the members of Longs’ Board of Directors (the “Board” or the “Individual Defendants”) have breached their fiduciary duties to Longs’ shareholders, including Plaintiff, by (a) first agreeing to the Acquisition, which substantially undervalues the public shares of Longs; (b) locking up that agreement with onerous and unlawful deal protections that hinder the Company’s ability to consider superior proposals; and (c) then by rebuffing a superior acquisition proposal from Walgreen Co. (“Walgreens”), which values the Company at $120 million more than the Acquisition. Additionally, the Acquisition unfairly favors insiders and CVS over the Company’s public stockholders, who stand to be deprived of their ownership stake in Longs. Injunctive relief is necessary to ensure that Longs’ common shareholders receive maximum available value for their Longs shares in any merger transaction and that the Longs’ Board fulfills its fiduciary duties in considering a merger proposal from Walgreens, or any other potential superior proposals from other acquirors.

THE PARTIES

2. Plaintiff Elizabeth Judd (“Plaintiff”) owns common stock of Longs and has owned such shares continuously since prior to the wrongs complained of herein.

3. Defendant Longs is a Maryland corporation which operates in two business segments: retail drug stores and pharmacy benefit services. Longs’ executive offices are located at 141 North Civic Drive, Walnut Creek, California 94596. Longs’ stock is traded on the New York Stock Exchange under the symbol “LDG”.

4. Defendant Warren F. Bryant (“Bryant”) has served as Chief Executive Officer (“CEO”), President and Chairman of Longs’ Board at all times relevant hereto. As of August 14, 2008, Bryant beneficially owned 678,079 common shares of Longs, or approximately 1.8% of the Company’s outstanding voting power. As a result of this change-in-control transaction,

Bryant stands to receive approximately $23.6 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Additionally, for the fiscal years ended January 31, 2008 and January 25, 2007, Bryant received total compensation of $5,771,127 and $5,825,212, respectively.

5. Defendant Steven F. McCann (“McCann”) has served as Executive Vice President and Chief Financial Officer of the Company at all times relevant hereto. As of August 14, 2008 McCann beneficially owned 292,949 common shares of Longs. As a result of this change-in-control transaction, McCann also stands to receive approximately $6.6 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Moreover, McCann’s change-in-control agreement was amended effective as of August 12, 2008, the effect of which was that McCann’s cash severance payment was potentially increased by $253,000. For the fiscal years ended January 31, 2008 and January 25, 2007, McCann received total compensation of $2,031,022 and $2,098,165, respectively.

6. Defendant Bruce E. Schwallie (“Schwallie”) has served as Executive Vice President Business Development and Managed Care of the Company at all times relevant hereto. As of August 14, 2008, Schwallie beneficially owned 120,216 common shares of Longs. As a result of this change-in-control transaction, Schwallie also stands to receive approximately $4.8 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Moreover, Schwallie’s change-in- control agreement was amended effective as of August 12, 2008, the effect of which was that Schwallie’s cash severance payment was potentially increased by $233,000. For the fiscal years ended January 31, 2008 and January 25, 2007, Schwallie received total compensation of $1,984,140 and $2,060,955, respectively.

7. Defendant William J. Rainey (“Rainey”) has served as Senior Vice President, General Counsel and Secretary of the Company at all times relevant hereto. As of August 14, 2008, Rainey beneficially owned 60,292 common shares of Longs. As a result of this change-in-control transaction, Rainey also stands to receive approximately $4.2 million in severance payments, including cash, incentive, benefits, accelerated equity awards, tax gross-ups and retirement plan related severance payments. Moreover, Rainey’s change-in-control agreement was amended effective as of August 12, 2008, the effect of which was that Rainey’s cash severance payment was potentially increased by $213,000. For the fiscal years ended January 31, 2008 and January 25, 2007, Rainey received total compensation of $1,631,222 and $1,556,768, respectively.

8. Defendant Murray H. Dashe (“Dashe”) has served as a director of Longs since 2002. As of August 14, 2008, Dashe owned 6,849 common shares of Longs. Dashe is also a member of the Compensation Committee of the Board (the “Compensation Committee”), which approved the amendments to the change-in-control agreements for Defendants McCann, Schwallie and Rainey.

9. Defendant Mary S. Metz (“Metz”) has served as a director of Longs since 1991. As of August 14, 2008, Metz owned 7,534 common shares of Longs.

10. Defendant Donna A. Tanoue (“Tanoue”) has served as a director of Longs since 2005. As of August 14, 2008, Tanoue owned 12,428 common shares of Longs. Tanoue is also a member of the Compensation Committee, which approved the amendments to the change-in-control agreements for Defendants McCann, Schwallie and Rainey.

11. Defendant Leroy T. Barnes, Jr. (“Barnes”) has served as a director of Longs since 2002. As of August 14, 2008, Barnes owned 7,649 common shares of Longs.

12. Defendant Evelyn S. Dilsaver (“Dilsaver”) has served as a director of Longs since 2007. As of August 14, 2008, Dilsaver owned 2,323 common shares of Longs.

13. Defendant Anthony G. Wagner (“Wagner”) has served as a director of Longs since 1999. As of August 14, 2008, Wagner owned 8,149 shares of Longs. Wagner is also Chairman of the Compensation Committee, which approved the amendments to the change-in-control agreements for Defendants McCann, Schwallie and Rainey.

14. The Defendants referred to in paragraphs 4 through 13 are collectively referred to herein as the “Individual Defendants.” The Defendants referred to in paragraphs 4 through 7 are collectively referred to herein as the “Officer Defendants.”

15. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Longs, and owe Plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action individually and as a class action on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. As of September 17, 2008 there are more than 35 million shares of Longs’ common stock outstanding and in the public float.

19. There are questions of law and fact which are common to the Class including, inter alia, the following:

a. whether the Acquisition is unfair to the Class;

b. whether Plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated;

c. whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class; and

d. whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

22. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

The Acquisition

23. On August 12, 2008, CVS issued a press release announcing the Acquisition of Longs, including all of Longs’ valuable real estate assets, for $71.50 per share, or an aggregate of $2.9 billion. The press release states in relevant part:

CVS Caremark Corporation (NYSE: CVS) and Longs Drug Stores Corporation (NYSE: LDG) today announced that they have entered into a definitive agreement under which CVS Caremark will acquire Longs for $71.50 per share in cash for a total purchase price of $2.9 billion including the assumption of net debt. Through this acquisition, CVS Caremark will acquire Longs’ 521 retail drugstores in California, Hawaii, Nevada and Arizona as well as its Rx America subsidiary, which offers prescription benefits management (“PBM”) services to over 8 million members and prescription drug plan benefits to approximately 450,000 Medicare beneficiaries.

The addition of Longs’ valuable store locations in Central and Northern California, Hawaii, and Nevada will provide CVS Caremark with substantial market positions in these highly attractive, fast growing markets. Further, the acquisition complements CVS Caremark’s substantial presence in Southern California and provides a foundation for significant future growth throughout the nation’s largest state. The transaction also offers CVS Caremark immediate market leadership in the highly attractive Hawaiian market, where it currently does not have a presence, as well as high-quality locations in Nevada and Arizona.

Significantly, Longs owns the real estate associated with approximately 200 store locations, three distribution centers and three office facilities. CVS Caremark has conservatively valued the store locations alone at more than $1 billion. These stores are located in markets where commercial real estate values are among the highest in the country and prime locations are especially difficult to acquire. CVS Caremark intends to unlock the intrinsic value of these locations, as well as the distribution centers and office facilities, by monetizing a substantial portion of these assets over time.

With an enhanced national reach, CVS Caremark will be in a stronger position as it rolls out its new suite of offerings under the Proactive Pharmacy Care model, taking advantage of its retail and PBM services.

Tom Ryan, Chairman, President and CEO of CVS Caremark, commented, “This transaction provides tremendous benefits to CVS Caremark by accelerating our expansion in very attractive drugstore markets and strengthening our geographic reach. In fact, Longs has a significant presence in ten non-CVS markets that are among the top 100 drugstore markets in the country. More than 490 of the stores we are acquiring are located in the Central and Northern California and Hawaiian markets, where Longs is a leading player. Longs’ store network in these regions is excellent and is one that would take a decade or more for us to replicate through organic growth.

“With this acquisition, we will increase accessibility to our pharmacies for consumers and put us in an even better position to grow our new Proactive Pharmacy Care offerings with our PBM clients. We are very excited about the potential offered by this combination and the opportunity to build on our strong track record of acquiring and successfully integrating PBMs and retail drugstore chains, and we expect this integration to be seamless.

“Over the years, I have been very impressed with the strong customer loyalty Longs’ employees have earned throughout the West Coast and Hawaii, as well as the high quality of Longs’ stores in these markets. We look forward to completing the transaction and welcoming the talented Longs associates to our company,” Mr. Ryan concluded.

Warren F. Bryant, Chairman, President and Chief Executive Officer of Longs, stated, “The transaction represents an excellent opportunity for Longs to deliver significant and certain value to its shareholders while positioning its stores to thrive in the future for the benefit of its employees and customers.

“Over the course of the last five years, we have transformed Longs into a stronger, more productive, more profitable company. Given the changing industry landscape, we believe this combination is the logical next step for Longs. CVS Caremark has a strong record of successfully integrating drug store chains and pharmacy benefit services into its portfolio and working with employees to strengthen the performance, format and offerings of stores. We believe this will present excellent opportunities for our employees and ensure that our customers continue to receive excellent pharmacy care and high quality products.”

Longs generates annual revenues in excess of $5 billion, consistently strong operating cash flow, and reported EBITDA in the last 12 months of approximately $276 million....

. . . .

The acquisition will be effected through a tender offer to be launched shortly by a subsidiary of CVS Caremark for all outstanding Longs shares. The tender offer will be subject to, among other things, the condition that at least two-thirds of the outstanding Longs shares are tendered.

CVS Caremark plans to finance the acquisition with a $1.5 billion bridge loan facility, together with existing cash and liquidity, which will provide CVS Caremark with funding sufficient to satisfy its obligations for the acquisition. The transaction is subject to review under the Hart-Scott-Rodino Act and has other customary closing conditions. It is expected to be completed in the fourth quarter of 2008.

Lehman Brothers and Deutsche Bank served as financial advisors to CVS Caremark on this transaction and provided the bridge loan commitment....

(emphasis added).

24. On August 18, 2008, CVS commenced a tender offer (the “Tender Offer”) by filing a Schedule TO (the “TO”) with the Securities and Exchange Commission (“SEC”). According to the TO, the Tender Offer was set to expire on September 15, 2008, which CVS subsequently extended to October 15, 2008, as set forth below.

25. According to Longs’ Schedule 14D-9, also filed with the SEC on August 18, 2008 (the “14D-9”), Longs executed a definitive merger agreement (the “Merger Agreement”) on August 12, 2008, to be acquired by Blue MergerSub Corp., an indirect wholly owned subsidiary of CVS created for the purpose of effectuating the Acquisition. Under the Merger Agreement, each outstanding common share of Longs will be cashed-out for $71.50 per-share (the “Acquisition Consideration”).

26. In addition to agreeing to a transaction that substantially undervalues Longs shares and asking Longs’ shareholders to tender their shares to CVS at $71.50 per share, the

Individual Defendants also sought to ensure consummation of the Acquisition by utilizing a combination of deal protection mechanisms that unreasonably hinder another acquisition proposal from a third party that may be willing to pay more for Longs shares than offered by CVS and prevents the Individual Defendants from seeking to maximize value for Longs’ shareholders. For example, the Merger Agreement provides CVS with the right to review any competing offers for the Company and five business days to match the substantive terms of such a proposal. Specifically, Section 7.04(d) of the Merger Agreement is entitled “Last Look” and states in relevant part that:

Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change, unless (i) it has received an Acquisition Proposal that constitutes a Superior Proposal, (ii) the Company promptly notifies Parent in writing at least five Business Days before taking that action of its intention to do so, attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (iii) Parent does not make, within five Business Days after its receipt of that written notification, an offer that is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new five Business Day period under this Section 7.04(d)).

(emphasis added).

27. In fact, even if Longs receives a Superior Proposal and CVS chooses not to make an offer that is at least as favorable to Longs’ shareholders, Section 7.4(e) of the Merger Agreement prohibits Longs from terminating the Merger Agreement with CVS unless twenty days have elapsed since the Company determined that the Acquisition is no longer in Longs’ shareholders’ best interest.

28. The Merger Agreement also provides CVS with a $115 million termination fee in case the Acquisition is not consummated (the “Termination Fee”), representing approximately

4.4% of the total value of the Acquisition. Longs entered into the Merger Agreement, providing CVS with the excessive $115 million Termination Fee, even though the Defendants knew that only several weeks earlier another potential bidder, Walgreens, had expressed substantial interest in acquiring Longs.

29. The 14D-9 fails to disclose that Walgreens withdrew from discussions with Longs because Longs had refused to provide it with the due diligence information Walgreens needed to make a fully-informed bid for Longs.

30. Two of Longs’ shareholders filed litigation in California when the Acquisition was announced in August 2008 (the “California Action”). Despite the fact that the California Action challenged the Acquisition as offering Longs’ shareholders an “unfair price,” less than two weeks later, on September 9, 2008, the plaintiffs in the California Action agreed to settle their case in exchange for the Company’s agreement to provide shareholders with enhanced disclosures concerning the Acquisition. Thus, the California Action has had no effect on the consideration offered to Plaintiff or the other Longs’ shareholders.

31. Walgreens continues to complain that Longs’ Board has unreasonably prevented Walgreens from negotiating a superior acquisition of Longs. On September 12, 2008, despite the Board’s refusal to allow Walgreens to conduct due diligence, Longs received a proposal from Walgreens, seeking to acquire all of Longs’ outstanding shares and common units for $75.00 per share (the “Walgreens Offer”), and immediately to commence due diligence toward such a transaction. Walgreens’ September 12, 2008, letter from its CEO to the Longs Board states, in relevant part:

Dear Members of the Board of Directors:

On behalf of Walgreen Co. (“Walgreens”), we are pleased to submit a proposal to acquire all of the outstanding common stock of Longs Drug

Stores Corporation (“Longs”). We have carefully studied the proposed merger between Longs and CVS Caremark Corporation (“CVS”) and believe that our proposal is superior to the pending transaction with CVS.

We propose to acquire all of Longs outstanding shares of common stock at a price of $75.00 per share in cash. This price represents a $3.50 per share premium to the purchase price to be paid to your stockholders pursuant to the announced merger between Longs and CVS (the “CVS Transaction”) and a premium of approximately 39% to Longs closing stock price on August 12, 2008, the last trading day prior to the announcement of the CVS transaction. We are prepared to agree to terms and conditions that are at least as favorable to Longs stockholders as those in the Agreement and Plan of Merger, dated August 12, 2008 (the “Merger Agreement”), with CVS. We are prepared to agree to terms and conditions that are at least as favorable to Longs stockholders as those in the Agreement and Plan of Merger, dated August 12, 2008 (the “Merger Agreement”), with CVS. In addition to our offer price of $75.00 per share, we are prepared to pay the $115 million Termination Fee set forth in the Merger Agreement, if applicable.

....

We are confident that we will obtain all government approvals necessary for the transaction, including antitrust approval. In order to address any concerns, however, we would be willing to modify Section 9.02 of the Merger Agreement to provide an affirmative obligation for Walgreens to take those steps required to be taken to secure the necessary regulatory approvals to the extent that such steps involved assets of Longs representing no more than 40% of Longs’ consolidated operating profit for the twelve-month period ending January 31, 2008. In addition, we have been working with real estate investors, Lubert-Adler Management Company, L.P. and Klaff Realty, LP, to address any potential store sales that may be necessary in connection with the potential transaction

As you are aware, Walgreens has had long-standing, sincere interest in Longs. Walgreens has great respect for your company and its employees and believes there is significant strategic merit to a transaction. In our prior discussions, we expressed a willingness to offer up to $70.00 per share in cash for all of the outstanding shares of common stock of Longs, which was subject to our receipt of customary due diligence materials. As you know, we were never provided with the due diligence materials.

Our proposal is subject to completion of due diligence by Walgreens and the real estate investors, satisfaction of customary closing conditions (which already are set forth in the Merger Agreement) and termination of the Merger Agreement in accordance with its terms. We will be able to complete our diligence review promptly so that upon termination of your Merger Agreement, we can quickly execute a new merger agreement. Furthermore, we have secured all internal approvals necessary for this proposal, including Board approval, and will have the necessary financing to consummate the proposed transaction without a financing contingency.

We are confident that after you have considered our proposal you will agree that its terms are substantially more attractive to your stockholders than the CVS transaction. We believe that our proposal is a “Superior Proposal,” as defined in the Merger Agreement, and at a minimum, our proposal represents a “bona fide Acquisition Proposal” that “will lead to a Superior Proposal” under the terms of the Merger Agreement. Given that, we expect that you will provide us with access to due diligence materials and meet with us regarding our proposal as soon as possible.

It was necessary to communicate our proposal to you by letter because of the provisions of the Merger Agreement. Given the importance of our proposal to our respective stockholders, we have determined to make this letter public. We would unquestionably prefer to work directly with you to complete a negotiated transaction that would produce substantial benefits for our respective stockholders. We are prepared, however, to take our transaction directly to your stockholders.

. . . .

We are ready to begin our due diligence immediately and are prepared to move forward expeditiously and devote our full efforts and resources to promptly complete a transaction.

Our proposal presents a compelling opportunity for Longs stockholders, and we look forward to hearing from you as soon as possible.

(emphasis added).

32. On September 14, 2008, CVS extended the Tender Offer until October 15, 2008, but the $71.50 per share consideration remains unchanged.

33. Even though the Walgreens Offer exceeds the Acquisition Consideration by $3.50 per outstanding Longs share, as of September 17, 2008, the Individual Defendants continue to recommend that shareholders accept the inferior Acquisition Consideration offered by CVS. In fact, on September 16, 2008, shares of Longs closed at $76.31 per share, nearly $5 per share above the Acquisition Consideration.

34. On September 17, 2008, despite Walgreen’s representations that it will clear all regulatory hurdles in an acquisition of Longs, that it has secured all the necessary internal approvals and that it will have the commitments for the necessary financing, Longs announced that the Company would not furnish due diligence information to Walgreens and would not have any discussions or negotiations despite the higher acquisition price of $75.00 proposed in the Walgreens Offer. The Individual Defendants continue to recommend to Longs’ shareholders that they tender their shares at the inferior price of $71.50.

35. The Acquisition Consideration to be paid to Class members is unconscionable, unfair and grossly inadequate because, among other things:

a. the Acquisition Consideration agreed upon did not result from an appropriate consideration of the value of Longs as the Individual Defendants agreed to the proposed Acquisition without any attempt to sufficiently ascertain the true value of Longs’ real estate portfolio;

b. the Acquisition Consideration fails to adequately compensate Longs’ shareholders who have been offered consideration by Walgreens that exceeds the Acquisition Consideration by $3.50 per share;

c. the Acquisition Consideration fails to adequately compensate Longs’ shareholders, as indicated by Longs’ closing price on September 15, 2008, which exceeded the Acquisition Consideration by $4.25; and

d. the Acquisition favors insiders like the Officer Defendants who stand to reap a substantial windfall in the Acquisition by virtue of their stock options, restricted stock, change-in-control payments, and gross-up payments.

36. The Individual Defendants were and are under a duty:

a. to fully inform themselves of Longs’ market value before taking, or agreeing to refrain from taking, action;

b. to act in the interests of the equity owners;

c. to maximize shareholder value;

d. to obtain the best financial and other terms when the Company’s independent existence will be materially altered by a transaction; and

e. to act in accordance with their fundamental duties of due care and loyalty.

37. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiff and the other members of the Class, are attempting unfairly to deprive Plaintiff and other members of the Class of the true value of their investment in Longs.

38. Longs’ shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

39. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Longs’ public shareholders.

40. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Longs assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Longs common stock.

41. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Acquisition which will exclude the Class from its fair proportionate share of Longs’ valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

42. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in Plaintiff’s favor and the Class’ favor and against Defendants as follows:

1) Declaring that this action is properly maintainable as a class action;

2) Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

3) Enjoining Defendants from proceeding with the Acquisition;

4) Enjoining Defendants from consummating the Acquisition, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

5) Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Longs’ shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

6) Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

7) Awarding Plaintiff and the Class appropriate damages;

8) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

9) Granting such other and further relief as this Court may deem just and proper.

DATED: September 16, 2008

Respectfully submitted,

/s/ Thomas J. Minton
Thomas J. Minton
Goldmand & Minton, P.C.
20 S. Charles Street, Suite 1201 Baltimore, Maryland 21201 (410) 783-7575
fax: (410) 783-1711
Attorneys for Plaintiffs

Of Counsel

SCHIFFRIN BARROWAY TOPAZ
& KESSLER, LLP
Lee D. Rudy
Michael C. Wagner
Daniel Albert
280 King of Prussia Road
Radnor, PA 19087
(610) 667-7706